UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.2)*

SB Financial Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
78408D105
(CUSIP Number)
December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X]  Rule 13d-1(b)

	[  ]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G/A

CUSIP No.
78408D105

1
Names of Reporting Persons

Cutler Capital Management, LLC
2
Check the appropriate box if a member of a Group (see instructions)

(a)[ ]
(b)[ ]
3
Sec Use Only


4
Citizenship or Place of Organization

Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:
 5   Sole Voting Power


133,300

6
  Shared Voting Power


133,918

7
Sole Dispositive Power


0

8
   Shared Dispositive Power


400,284

9
Aggregate Amount Beneficially Owned by Each Reporting Person

400,284
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

5.92%
12
Type of Reporting Person (See Instructions)

IA


Item 1.

(a) Name of Issuer: SB Financial Group, Inc.

(b)	Address of Issuers Principal Executive Offices:
      401 Clinton Street
      P.O. Box 467
      Defiance, Ohio 43512

Item 2.

(a) Name of Person Filing:
Cutler Capital Management, LLC

(b) Address of Principal Business Office or, if None, Residence:
The Day Building
306 Main Street
Worcester, Massachusetts 01608-1518

(c) Citizenship: US

(d) Title and Class of Securities: Common Stock

(e) CUSIP No.: 78408D105

Item 3. 	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b)
 or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the Investment Company
 Act of 1940;
(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule
13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with Rule
13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	 Ownership

(a)	Amount Beneficially Owned:
 	(b)	Percent of Class:
	(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:
	(ii)	Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:

The information required by this item is set forth in rows 5 through 9 and 11 of the cover page to this Schedule 13G/A.

The percent of class represented by the amount beneficially owned is based on 6,763,126 shares of common stock outstanding as of January 26, 2023, indicated on the cover page of the issuers Form 8-K filed with the Securities and Exchange Commission on January 26, 2023.

Item 5.	 Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [    ].

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.





Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cutler Capital Management, LLC

By:	/s/ Geoffrey Dancey				February 14, 2024
      Geoffrey Dancey				Date
      Manager
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